POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

October 7, 2008

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bekem Metals, Inc.
Proxy Statement on Schedule 14A
File No. 0-50218
Filed September 19, 2008

Dear Mr. Schwall:

At the request of the management of Bekem Metals, Inc., (the “Company” or “Bekem”) we are responding to the comment raised by the staff at the Securities and Exchange Commission in your letter dated October 6, 2008. Following is the response to your comment.

Preliminary Proxy Statement on Schedule 14A

Executive and Director Compensation, page 12

1.

We note that you have incorporated by reference the executive compensation disclosure from your Form 10-K for the year ended December 31, 2007. Be advised that it does not appear that you are permitted to incorporate this information by reference. Please revise your proxy statement to remove the statement regarding incorporation by reference and disclose the incorporated information or disclose what authority you believe permits the incorporation by reference.

This letter will confirm that simultaneous with the filing of this correspondence, the Company will file an Amendment No. 1 to its Preliminary Proxy Statement removing the statement regarding incorporation by reference and incorporating into the amended Preliminary Proxy Statement the executive compensation disclosure from the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

                                                 POULTON & YORDAN TELEPHONE: 801-355-1341

324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. H. Roger Schwall

October 7, 2008

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

                                                                                                                /s/ Richard T. Ludlow

Richard T. Ludlow
Attorney at Law

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bekem Metals, Inc.
Proxy Statement on Schedule 14A
File No. 0-50218
Filed September 19, 2008

Dear Mr. Schwall

In connection with the Company’s response to the comment raised by the staff at the Securities and Exchange Commission in your letter dated October 6, 2008, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

                                                                                                /s/ Adam R. Cook

Adam R. Cook
Corporate Secretary